1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 25, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on June 17, 2014 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors ChinaAMC SME-ChiNext ETF (formerly, Market Vectors China A Small-Cap ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Final Prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please remove the “Fee Waivers and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” line items and corresponding footnote in the Fund Fees and Expenses table if the fee waiver is not currently in effect, and only include such information under Item 9 of Form N-1A.

Response 1.	The fee table has been revised accordingly.

Comment 2.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

Response 2.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the disclosure accordingly. The Adviser cannot recoup fees or expenses reimbursed.

Comment 3.	Please confirm that the Fund’s investments in swaps are consistent with the Trust’s exemptive order (by confirming that the Fund’s investments in swaps will not count towards its 80% policy).

Response 3.	We hereby confirm that the Fund’s investments in swaps will not count towards the requirement that the Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.

Comment 4.	Please revise the following sentence to state that such actions are subject to any necessary regulatory relief: “If the Fund is unable to obtain sufficient exposure to the performance of the Index due to the limited availability of the Sub-Adviser’s RQFII quota or other investments that provide exposure to the performance of A-shares, the Fund could, among other things, as a defensive measure limit or suspend creations until the Adviser and/or the Sub-Adviser determine that the requisite exposure to the Index is obtainable.”

Response 4.	This disclosure has been revised accordingly.

Comment 5.	Please confirm that the Fund’s investments in illiquid securities will be limited to 15% of the Fund’s net assets.

Response 5.	As stated as a restriction in the Fund’s Statement of Additional Information, the Fund will not invest in securities which are “illiquid” securities if the result is that more than 15% of the Fund’s net assets would be invested in such securities.

Comment 6.	Please confirm that the Fund’s investments in derivative instruments that have economic characteristics that are similar to the economic characteristics of A-shares are consistent with the Trust’s exemptive order.

Response 6.	We hereby confirm that the Fund’s investments in such derivative instruments will not count towards the requirement that the Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.

Comment 7.	Please revise the “Additional Investment Strategies” and “Risks of Investing in the Fund” sections to disclose the types of swaps the Fund expects to invest in along with corresponding risk disclosure and note the extent to which the Fund may invest in swaps.

Response 7.	The Fund is not limited in the types of swaps that it may invest. Therefore, the Fund may invest in total return swaps, index swaps, interest rate swaps, foreign exchange swaps, credit default swaps and other types of swaps. The disclosure has been revised accordingly. We hereby confirm that the Fund’s investments in swaps will not count towards the requirement that the Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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